Mail Stop 6010

February 25, 2008

Glenn A. Little
President
Diasense, Inc.
211 West Wall Street
Midland, Texas 79701

>   **Re: Diasense, Inc.**
>   **Revised Preliminary Information Statement**
>   **Filed February 14, 2008**
>   **File No. 0-26504**

Dear Mr. Little:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Previous Corporate Actions, page 3

1.   We note your response to prior comment 3. Expand to clarify whether there were any actual *trades* at the purported bid price of $100 per share, or delete the reference. If the previous reverse split had no effect on the *trading price* of your common stock, so state, along with the current trading price of the stock and the level of trading that takes place.

2.   We note your response to comment 7 and reissue the comment. Please clarify why the board believes a "reconfiguration" is critical so that there are "no large concentrations of stock outside of Management's control." It does not appear from the table on page 2 that there are any large concentrations of stock outside of the ownership of Mr. Little. Explain specifically the effects that the reverse split and subsequent forward split would have on

Glenn A. Little
Diasense, Inc.
February 25, 2008
Page 2

your current shareholder base. For example, after the splits, disclose the number and percentage of outstanding shares that will be held by Mr. Little.

3.   Please expand the appropriate section to clarify why the 5 for 1 reverse split is needed along with the 100 for 1 forward split to "accomplish the desired configuration of the stockholder base." We note the disclosure in the carryover paragraph at the top of page 5; however, it is not clear why the board believes the reverse split is needed to accomplish the reconfiguration.

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via facsimile): Steven L. Siskind